DSM Press Release

DSM, Corporate [redacted]
P.O. Box 6500, 6 ... s
Telephone (31) ... 580
Internet: www.d...
E-mail: media.re...

DSM

34E

25 October 2002

Third-quarter operating profit clearly higher than in Q3 2001 on a comparable basis

- *Q3 2002 operating profit EUR 104 million, up 8% from Q3 2001 on a comparable basis.*
- *Net profit in Q3 2002 EUR 88 million (Q3 2001: EUR 101 million, which still included DSM Petrochemicals and Energie Beheer Nederland).*
- *Intended acquisition of Roche's Vitamins and Fine Chemicals division announced.*
- ***Outlook: Fourth-quarter operating profit significantly higher than in Q4 2001 and operating profit for the whole of 2002 substantially higher than in 2001, on a comparable basis.***

third quarter			*EUR million*	January-September		
2002	2001	+/-		2002	2001	+/-
			Ongoing activities:			
1,394	**1,401**	**0%**	**Net sales**	**4,182**	**4,365**	**-4%**
200	197	2%	Operating profit plus depreciation & amortization (EBITDA)	574	592	-3%
110	**104**	**6%**	**Operating profit before amortization of goodwill (EBITA)***	**308**	**309**	**0%**
60	57	5%	- Life Science Products	172	175	-2%
29	26	12%	- Performance Materials	90	102	-12%
24	28	-14%	- Industrial Chemicals	46	56	-18%
-3	-7		- Other activities	0	-24	
104	**96**	**8%**	**Operating profit (EBIT)**	**287**	**287**	**0%**
			Discontinued activities (DSM Petrochemicals and EBN)			
-	533		Net sales	1,029	1,781	
-	64		Operating profit plus depreciation & amortization (EBITDA)	125	237	
-	34		Operating profit (EBIT)	67	152	
			Total DSM:			
1,394	1,934		Net sales	5,211	6,146	
104	130		Total operating profit (EBIT)	354	439	
87	101		Profit on ordinary activities after taxation	275	313	
-	-		Extraordinary profit after taxation	840	70	
88	101		Net profit	1,115	384	
			Per ordinary share in EUR:			
0.85	0.99		- profit on ordinary activities after taxation	2.68	3.08	
0.92	1.06		- same as above, before amortization of goodwill	2.90	3.30	
0.86	0.99		- net earnings	11.39	3.82	
96.6	96.1		Average number of ordinary shares (x million)	96.4	96.1	

* Including changes in presentation (see Q1 and Q2 2002 press releases); these changes are also reflected in the pro forma figures for 2001.

The financial information set out in this quarterly report has not been audited.

General

DSM's operating profit for the third quarter of 2002 was EUR 104 million, up 8% from the third quarter of 2001, on a comparable basis *).

The profit on ordinary activities after taxation was EUR 87 million, down 14% from the profit for the third quarter of 2001, which still included the results of DSM Petrochemicals and Energie Beheer Nederland. Net earnings per ordinary share amounted to EUR 0.86.

Commenting on the results, DSM Managing Board chairman Peter Elverding said: *"In the third quarter, market conditions in the markets that are important to DSM showed little or no improvement. Against this background, I am not dissatisfied with the operating profit of our current business, which, on a comparable basis, was clearly better than that of Q3 2001 and was at the Q2 2002 level. To me, this confirms the increased stability of our profit levels that is a result of our strategy.*
"I do not foresee a significant improvement in neither the economic climate nor relevant market conditions in the fourth quarter. However, we are maintaining the forecast we made in July that DSM's operating profit on ongoing activities for 2002 as a whole will be substantially better than last year, on a comparable basis."

Net sales (ongoing activities)

third quarter		*EUR million*	**January-September**	
2002	2001		2002	2001
525	542	Life Science Products	1,594	1,662
434	448	Performance Materials	1,344	1,437
309	327	Industrial Chemicals	916	1,003
126	84	Other activities	328	263
1,394	1,401	**Total**	4,182	4,365

Net sales in the third quarter of 2002 amounted to EUR 1.4 billion, about the same as in the third quarter of 2001, on a comparable basis. Autonomous volume growth amounted to 2%. The fact that sales (primarily services) to the former DSM Petrochemicals, now part of SABIC, have been accounted for as external sales starting Q3 2002 was responsible for a further 3% increase in sales. Selling prices were on average unchanged. Sales decreased by 1% due to divestments and by another 4% due to exchange rate developments (in particular for the US dollar).

*) Operating profit comparisons with the corresponding periods of 2001 relate to the ongoing activities. In other words, a comparison is made with the operating profit excluding the profits of the activities that have been divested: DSM Petrochemicals and Energie Beheer Nederland.

Review by cluster

Life Science Products

third quarter 2002	third quarter 2001	EUR million	January-September 2002	January-September 2001
541	555	Net sales including intra-Group supplies	1,644	1,720
99	92	Operating profit plus depreciation & amortization	284	283
60	57	Operating profit	172	175

Sales in this cluster decreased 3% compared with Q3 2001, mainly as a result of divestments and a lower exchange rate for the US dollar. However, the operating profit increased by 5%. DSM Fine Chemicals posted slightly lower sales and a lower operating profit, which was attributable to the quinine divestment and substantially lower prices for aspartame. DSM Pharmaceutical Products saw its operating profit improve compared with the third quarter of 2001, mainly as a result of higher sales and lower fixed costs at DSM Pharmaceuticals, Inc in the USA. DSM Anti-Infectives posted higher profits due to on average slightly higher volumes and margins. The operating profit of DSM Food Specialties and DSM Bakery Ingredients remained stable.

Performance Materials

third quarter 2002	third quarter 2001	EUR million	January-September 2002	January-September 2001
447	475	Net sales including intra-Group supplies	1,386	1,499
49	49	Operating profit plus depreciation & amortization	152	172
29	26	Operating profit	90	102

This cluster's sales were down 6% from the third quarter of 2001. This was due to lower sales volumes in particular at DSM Desotech, which suffered from the continuing slump in the glass fibre and telecom industries. The operating profit for the cluster was up 12% from the third quarter of 2001. Higher operating profits for DSM Elastomers, DSM High Performance Fibers and DSM Engineering Plastics, which were due to on average better volumes and margins, compensated for the strong decline of DSM Desotech's operating profit. The operating profit of the cluster showed a slight decrease compared with the second quarter of 2002 due to the usual seasonal effects.

Industrial Chemicals

third quarter 2002	third quarter 2001	EUR million	January-September 2002	January-September 2001
341	369	Net sales including intra-Group supplies	1,011	1,130
44	52	Operating profit plus depreciation & amortization	107	126
24	28	Operating profit	46	56

Sales for this cluster were down 8% from the third quarter of 2001 due to developments at DSM Agro and a lower exchange rate for the US dollar. The operating profit for the cluster was below the Q3 2001 level due to lower margins, which were only partly compensated for by higher volumes and lower fixed costs. The improvement of DSM Fibre Intermediates' profits continued in this quarter. However, due to lower sales volumes and squeezed margins, DSM Agro's profits were substantially lower than in the third quarter of 2001 and slightly lower than in Q2 2002. DSM Melamine's profits were higher than in Q3 2001 and Q2 2002. DSM Energy saw its operating profit decrease as its production level declined and the reference price for its products was lower than in the third quarter of 2001.

Other activities

third quarter 2002	third quarter 2001	EUR million	January-September 2002	January-September 2001
128	91	Net sales including intra-Group supplies	332	274
8	4	Operating profit plus depreciation & amortization	31	11
-3	-7	Operating profit	0	-24

Net sales increased due to the fact that sales (primarily services) to the former DSM Petrochemicals, now part of SABIC, have been accounted for as external sales starting Q3 2002.

Net profit

The *balance of financial income and expense* amounted to plus EUR 1 million, compared with minus EUR 24 million in Q3 2001. This change was due to a lower interest rate and an increase in financial income resulting from the investment of the revenues from the sale of DSM Petrochemicals and DSM's stake in Energie Beheer Nederland.

The *effective tax rate* was 18%, which is in line with previous quarters.

The *profit on ordinary activities after taxation* was EUR 87 million, down EUR 14 million (14%) from Q3 2001, when DSM Petrochemicals and DSM's stake in Energie Beheer Nederland were still included in the results.

Net profit decreased by EUR 13 million compared with Q3 2001 and stood at EUR 88 million.

Cash flow, capital expenditure and financing
In Q3 2001 the cash flow (net profit plus depreciation and amortization) amounted to EUR 184 million, EUR 48 million less than in Q3 2001, when the results of DSM Petrochemicals and Energie Beheer Nederland were still included in the cash flow. At EUR 114 million, capital expenditure on ongoing activities was at the same level as in Q3 2001. Over the period January – September 2002 capital expenditure on ongoing activities amounted to EUR 320 million (January - September 2001: EUR 356 million).

Balance sheet
In the third quarter of 2002, the cash revenues from the sale of DSM Petrochemicals were invested in short-term assets.

Workforce
The workforce decreased by 2,885 from 21,504 at the end of 2001 to 18,619 at the end of September 2002. Divestments were responsible for a decrease of 2,311 and restructuring operations and attrition for the remaining 574. The decrease compared with Q2 2002 amounted to 183.

Outlook
The recovery in markets that are relevant to DSM's businesses will remain hesitant during the fourth quarter of 2002. A near-term recovery of the world economy is not yet visible.

Nevertheless, DSM expects its fourth-quarter operating profit to be significantly higher than in the relatively weak fourth quarter of 2001, on a comparable basis.

DSM maintains its July forecast that its operating profit on ongoing activities for 2002 as a whole will be substantially better than last year, on a comparable basis.

Heerlen, 25 October 2002

The Managing Board of Directors

DSM Press Release

DSM

Important dates:

Annual report 2002:	Wednesday, 12 February 2003
Annual General Meeting:	Wednesday, 2 April 2003
Publication of first-quarter results:	Monday, 28 April 2003
Publication of second-quarter results:	Friday, 25 July 2003
Publication of third-quarter results:	Monday, 27 October 2003

For more information:
DSM, Investor Relations
Tel. (+31) 45 5782477, fax (+31) 45 5782595
E-mail: investor.relations@dsm.com
Internet: www.dsm.com
DSM N.V., P.O. Box 6500, 6401 JH Heerlen, The Netherlands

DSM

Consolidated statement of income

third quarter 2002	third quarter 2001	EUR million	January-September 2002	January-September 2001
1,394	1,934	net sales	5,211	6,146
200	261	operating profit plus depreciation & amortization (EBITDA)	699	829
110	138	operating profit before amortization of goodwill (EBITA)	375	461
-6	-8	amortization of goodwill	-21	-22
104	130	operating profit (EBIT)	354	439
1	-24	balance of financial income and expense	-18	-78
105	106	profit on ordinary activities before taxation	336	361
-19	-8	taxes on profit on ordinary activities	-61	-64
1	3	profit from non-consolidated companies	0	16
87	101	profit on ordinary activities after taxation	275	313
-	-	extraordinary profit after taxation	840	70
87	101	group profit after taxation	1,115	383
1	0	minority interests' share	0	1
88	101	net profit	1,115	384
88	101	net profit	1,115	384
-6	-6	dividend on cumulative preference shares	-17	-17
82	95	net profit available to holders of ordinary shares	1,098	367
184	232	cash flow	1,460	774
96	131	depreciation and amortization	345	390
114	129	capital expenditure	360	399
		per ordinary share in EUR*:		
0.85	0.99	- profit on ordinary activities after taxation	2.68	3.08
0.92	1.06	- same as above, before amortization of goodwill	2.90	3.30
0.86	0.99	- net earnings	11.39	3.82
1.85	2.35	- cash flow	14.97	7.88
96.6	96.1	average number of ordinary shares (x million)	96.4	96.1
96.6	96.1	number of ordinary shares, end of period (x million)	96.6	96.1
		workforce	18,619	**21,504
		of which in the Netherlands	8,367	**10,285

* After deduction of dividend on cumulative preference shares.
** At year-end 2001.

The financial information set out in this quarterly report has not been audited.

DSM Press Release

DSM

Consolidated balance sheet

EUR million	**30 September 2002**		**year-end 2001**	
fixed assets				
intangible fixed assets	489		594	
tangible fixed assets	2,862		3,607	
financial fixed assets	272		241	
	---------		---------	
		3,623		4,442
current assets				
inventories	948		1,171	
receivables	1,560		1,814	
cash / short-term assets	3,007		1,148	
	---------		---------	
		5,515		4,133
		---------		---------
Total		9,138		8,575

EUR million	**30 September 2002**		**year-end 2001**	
group equity				
shareholders' equity	5,095		4,239	
minority interests' share	49		59	
	---------		---------	
		5,144		4,298
equalization account		25		30
provisions		759		809
long-term liabilities		1,382		1,533
current liabilities				
- interest-bearing	603		482	
- non-interest-bearing	1,225		1,423	
	---------		---------	
		1,828		1,905
		---------		---------
Total		9,138		8,575

capital employed	4,634	5,763
net surplus (or debt)	1,022	(867)
group equity / total assets	0.56	0.50
net surplus (or debt) / group equity	0.20	(0.20)

The financial information set out in this quarterly report has not been audited.

DSM Press Release

DSM

Statement of cash flows

EUR million	January-September 2002		2001	
Cash at beginning of period		1,148		204
Operating activities:				
- cash flow	1,460		774	
- change in working capital	-6		-147	
- other changes	-948		-204	
	---------		---------	
Net cash provided by operating activities		506		423
Investing activities:				
- capital expenditure	-360		-420	
- divestments	2,014		220	
- other changes	-28		43	
	---------		---------	
Net cash used in investing activities		1,626		-157
Dividend paid		-191		-197
Net cash used in financing activities		-82		-124
		---------		---------
Cash at end of period		3,007		149

Statement of changes in Shareholders' equity

EUR million	January-September 2002	2001
Shareholders' equity at beginning of period	4,239	3,040
Changes:		
- net profit	1,115	384
- dividend on ordinary shares	-169	-175
- dividend on cumprefs	-17	-22
- exchange differences	-86	-26
- other	13	4
	---------	---------
Shareholders' equity at end of period	5,095	3,205

The financial information set out in this quarterly report has not been audited.